

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Humphrey P. Polanen
Chief Executive Officer
Deep Medicine Acquisition Corp.
1096 Keeler Avenue
Berkeley, CA 94708

>   **Re: Deep Medicine Acquisition Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed on November 6, 2023**
>   **File No. 333-273548**

Dear Humphrey P. Polanen:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-4

Proposal No. 2: The Business Combination Proposal
Background of the Business Combination, page 123

1.   We note your revised disclosures that Greentree Financial Group, Inc., a member of your Sponsor, holds equity and debt in TruGolf and is one of the PIPE investors. We also note your disclosures that one of the material factors that Deep Medicine's board considered in entering into this transaction is "the financial and other terms of the Merger Agreement and the fact that such terms and conditions were the product of arm's length negotiations between Deep Medicine and TruGolf." Refer to the third and last bullets on pages 21 and 127, respectively. However, we note that you removed disclosure from the second paragraph on page 123 relating to how the Deep Medicine board did not consider these potential conflicts of interest, if any, to be material. Please revise to discuss the board's evaluation of such potential conflicts of interest.

<u>Certain Unaudited Projected Financial Information, page 131</u>

2.   We note your disclosure that your E6 APEX planned product "will be available for free in a beta phase for much of the fourth quarter of the calendar year 2023." Please update this disclosure given that this prospectus is dated four weeks into the fourth quarter of the calendar year 2023.

<u>Exhibit Index, page II-5</u>

3.   We note your response to prior comment 5 and that you provided updated Exhibits 10.17 and 10.18. However, the updated exhibits have not been filed. Please refile these agreements and ensure that their dates are consistent with your disclosure. Further, please address the part of that comment requesting that you refile final signed agreements for Exhibits 4.5, 4.7 and 10.16-10.24. We note that only Exhibits 10.18, 10.19 and 10.23 are signed.

    Please contact Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Lijia Sanchez